SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December, 2003

CERAMIC INTERNATIONAL, INC.
(Translation of registrant's name into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua

Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

ITEMS INCLUDED

1.        On January 26, 2004 Internacional de Ceramica, S. A de C V ("the Company") issued a Press Release concerning its Quarterly Report. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                                                        By:                Jesus A. Olivas

                                                                           Jesus A. Olivas

                                                                            Chief Financial Officer

Date: February 23, 2004.

INTERCERAMIC

QUARTERLY REPORT

October-December 2003

(NYSE: ICM)

Interceramic Posts 2003 Year End Results

Interceramic's consolidated sales for 2003 were US $306.4 million, up 2.14 percent from sales of US $300.0 million in 2002-a new record high for the company but certainly below our expectations for the year. The growth in sales was largely offset by increases in certain components of the cost of goods sold, as well as by lower price levels mainly the result of the growth of imported product in our mix of sales. Accordingly our gross margin for 2003 of 34.70 percent was 2.30 points lower than gross margin of 37.00 percent in 2002. There are several reasons why our costs were higher than expected this year. Primary among them was the continuing slide of the Peso, which devalued another eight percent against the Dollar over the course of 2003 on top of the almost 13 percent reduction in 2002. We pay for many of our raw materials in Dollars and our cost of natural gas-a significant factor in our cost of production-both in our Mexican facilities and in the Garland, Texas plant, is denominated in Dollars. Also, the tile that we imported during the year from Europe and South America to round out our product selection as well as to free up production capacity at our own plants for higher margin products, is all sold to us in Dollars. The decrease in the value of the Peso made all of these components more expensive for us during the year.

Although we have little control over the value of the Peso, we can take steps to lower the cost of production in more meaningful ways. During 2003, we put into production a new, state of the art kiln in one of our Chihuahua, Mexico plants, and another new kiln is set to come on line during the first quarter of the year. We also implemented a fully automated tile selection process in our plants-the critical stage where tile is packaged and categorized into first class, second class or scrap-not only reducing labor cost but improving the accuracy of the process. Additional improvements included major changes to the glazing process. All of these improvements and modifications are designed to help us produce higher quality, more innovative products at lower cost.

Sales in Mexico grew by 1.56 percent over sales in 2002, hitting US $171.8 million. Measured in constant Pesos, however, a perhaps more meaningful yardstick for revenues entirely in Mexico, sales were Ps 1,920.5 million an increase of 4.27 percent over sales in 2002. Another plus was the growth in unit sales of 17.54 percent more square meters of product in 2003 than we sold in 2002, indicating greater market penetration in a Mexican ceramic tile market that only increased in consumption by about four percent in the aggregate over the course of the year. In the International markets, primarily the United States, sales grew to US $134.6 million in 2003 from US $130.9 million in 2002, a 2.88 percent increase. At the same time, volume of product sold decreased by 7.70 percent, sending a mixed message of decreased market penetration yet better overall prices.

As was the case during 2002, costs attributed to improving our sales infrastructure and an extremely competitive world market led to decline in operating income. At US $20.5 million, operating income in 2003 was 28.08 percent lower than operating income of US $28.5 million in 2002. Lower operating income suppressed our earnings before interest, taxes, depreciation and amortization ("EBITDA"), which at US $36.2 million for the year represented a 16.14 percent drop over EBITDA of US $43.2 million in 2002. On the other hand lower interest rates have improved our debt service coverage ratio, which at the end of the last quarter of 2003 stood at 5.7 times compared to 4.4 times at the end of last year.

On the sales side we undertook some significant steps in both Mexico and the United States during 2003 in order to improve our distribution and deepen our market penetration in 2004.

In the United States, we broadened our image in our company-owned distribution network by changing the name from "Ceramic Tile International" to "Interceramic Tile and Stone Gallery," not only incorporating our brand-name but also better describing the scope and quality of products we offer. We also made the decision to move to new, custom designed facilities in three of our existing markets including Houston, Texas and Albuquerque, New Mexico which, although costing some disruption and added expense in the short-term, should significantly improve our presence in those markets and boost our ability to provide excellent service to our customers. At the end of 2003, we had 19 company-owned stores in the United States that provided sales growth during 2003 of about nine percent over last year. We look to continue developing this captive distribution further in coming periods, particularly in the sprawling southern California market. On the independent wholesale side in the United States market, we suffered a decline in revenues in 2003 that negatively impacted our operating profits. We have since put in place strategies which we believe will solve most of our wholesale problems in 2004 and help to recover growth in this area.

 In Mexico we continued to refine our nationwide network of exclusive franchise stores, focusing on improvements in customer service, marketing of innovative new products and embellishment of the distinctive Interceramic image in the markets. A cornerstone of our efforts is the creation of new, cutting edge products that can compete in quality and design with the best in the world. In 2003 we introduced more than 40 new product lines-compared to an average of ten annually in prior years-most of which were made available in Mexico and in the United States. As is the case in the United States, in the right markets our company-owned stores provide us with appreciably higher margins, and company franchise stores in Mexico grew sales markedly, selling 20.89 percent more product than during 2002. At the end of 2003 we reached an agreement with an affiliate to purchase our franchise distributors in key Mexican markets including Monterrey and the State of Chihuahua, and we expect these acquisitions (which should be completed in the first quarter of 2004) to be a big benefit to us in coming periods.

In 2004 Interceramic celebrates its 25th Anniversary and we are determined to make the year the best in our history. If 2003 was marked by slow economic growth and intense competition due to overcapacity and diminished demand in Europe, a much improved global economy and tougher conditions for European imports in the United States and Mexico due to the strong Euro are expected by us at Interceramic to set the pace for 2004. With the many improvements we have made to our production processes, operational infrastructure, new products, sales and customer service, there are no obstacles to Interceramic capitalizing on the opportunities 2004 presents.

Oscar E. Almeida

Chairman of the Board

Víctor D. Almeida

Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

INTERCERAMIC

QUARTERLY REPORT

October-December 2003

(NYSE: ICM)

Consolidated Sales

(Millions of Nominal Dollars)

                                                          +0%                                                                                                              +2%

76.5                  76.6                                                                                            300.0              306.4

Oct-Dec '02      Oct-Dec '03                                                                                 Jan-Dec '02        Jan-Dec '03

Operating Income

(Millions of Nominal Dollars

and as a percentage of sales)

                                                            -49%                                                                                                           -28%

6.0                   3.1                                                                                              28.5                20.5

Oct-Dec '02     Oct-Dec '03                                                                                  Jan-Dec '02      Jan-Dec '03

EBITA

(Millions of Nominal Dollars

and as a percentage of sales)

                                                -26%                                                                                                            -16%

9.8                7.2                                                                                             43.2                36.2

Oct-Dec '02       Oct-Dec '03                                                                                Jan-Dec '02     Jan-Dec '03

Debt Service                                                                                Debt to EBITDA

(Times)                                                                                                                      (Times)

Last Twelve Months                                                                                                 Last Twelve Months

INTERCERAMIC

QUARTERLY REPORT

October-December 2003

(NYSE: ICM)

RELEVANT FINANCIAL INFORMATION                                                                                          Oct.-Dec. '03 vs.      Jan.-Dec. '03 vs.
Thousands of Nominal US Dollars)                                                Oct.-Dec. '03            Jan.-Dec. '03          Oct.-Dec. '02           Jan.-Dec. '02

Consolidated Sales	76,664	306,421	0.2%	2.1%
Mexico	43,679	171,775	(3.0%)	1.6%
International	32,966	134,647	4.8%	2.9%
Consolidated Sq. Meters sold (Thousands)	7,196	27,851	6.9%	7.2%
Sq. Meters sold (Mexico)	4,828	18,020	11.4%	17.5%
Sq. Meters sold (International)	2,368	9,831	(1.3%)	(7.7%)
Sq. Meters produced (Thousands)	5,935	23,744	3.3%	2.0%
EBITDA	7,217	36,204	(26.3%)	(16.1%)
EBITDA/Interest expense (LTM)	5.7	5.7	28.8%	28.8%

INCOME STATEMENT                                                                                                                              Oct.-Dec. '03 vs.      Jan.-Dec. '03 vs.
(Thousands of Nominal US Dollars except per Unit data)                  Oct.-Dec. '03          Jan.-Dec. '03            Oct.-Dec. '02           Jan.-Dec. '02

Net Sales	76,644	306,421	0.2%	2.1%
Cost of goods sold	(51,288)	(200,089)	3.6%	5.9%
Gross Income	25,356	106,332	(5.9%)	(4.2%)
Operating Expenses	(22,305)	(85,841)	6.4%	4.0%
Operating Income	3,051	20,490	(49.1%)	(28.1%)
Integral Cost of Financing	(1,953)	(9,754)	1.7%)	(36.4%)
Interest Expense	(1,814)	(7,148)	(16.2%)	(32.3%)
Interest Income	199	741	(24.5%)	1.3%
Foreign Exchange Gain (Loss)	(2,079)	(7,895)	32.7%)	(24.9%)
Monetary Effect	1,742	4,548	12.5%	(9.0%)
Other Items	130	(719)	(142.7%)	(40.5%)
Income Tax and Employee Profit Sharing	2,224	(1,926)	231.8%	(14.9%)
Deferred Income Tax	1,402	(2,349)	(68.5%)	(399.6%)
Minority Income	579	2,675	(18.1%)	48.6%
Net Majority Income	4,275	3,068	(47.8%)	(64.6%)
Weighted Average Number of Units Outstanding (Thousands)	48,600	49,555	(11.7%)	(13.3%)
EP UNIT (as traded in the BMV)	0.09	0.06	(40.9%)	(59.1%)
EP ADR (as traded in the NYSE)	0.44	0.31	(40.9%)	(59.1%)

BALANCE SHEET                                                                                                        Dec. '03 vs.
(Thousands of Nominal US Dollars)                                                   Dec. '03                  Dec. '02

Current Assets	123,301	1.4%
Cash Equivalents	4,544	(46.0%)
Fixed Assets	175,004	5.1%
Other non-current Assets	8,435	26.5%
TOTAL ASSETS	306,740	4.1%
Short-term Bank Debt	34,354	36.7%)
Other short-term Liabilities	35,883	(14.5%)
Long-term Bank Debt	86,553	(5.1%)
Deferred Taxes	39,397	26.3%
Other long-term Liabilities	-	-
TOTAL LIABILITIES	196,186	3.3%
Majority Shareholders Equity	88,869	3.9%
Minority Interest	21,686	12.3%
TOTAL SHAREHOLDERS' EQUITY	110,554	5.5%

Note: "Unless otherwise indicated, all financial information are in accordance with Generally Accepted Accounting Principles in Mexico, and for purposes of clarity information is also presented in nominal US Dollars dividing the nominal pesos for each month by the applicable average exchange rate for that month."

INTERCERAMIC

QUARTERLY REPORT

October-December 2003

(NYSE: ICM)

RELEVANT FINANCIAL INFORMATION                                                                                          Oct.-Dec. '03 vs.       Jan.-Dec. '03 vs.
(Thousands of Pesos as of Dec. 2003)                                            Oct.-Dec. '03          Jan.-Dec. '03          Oct.-Dec. '02             Jan.-Dec. '02

Consolidated Sales	862,753	3,424,926	2.3%	4.8%
Mexico	491,729	1,920,526	(1.0%)	4.3%
International	371,024	1,504,400	7.0%	5.5%
Consolidated Sq. Meters sold (Thousands)	7,196	27,851	6.9%	7.2%
Sq. Meters sold (Mexico)	4,828	18,020	11.4%	17.5%
Sq. Meters sold (International)	2,368	9,831	(1.3%)	(7.7%)
Sq. Meters produced (Thousands)	5,935	23,744	3.3%	2.0%
EBITDA	81,278	404,807	(24.7%)	(13.9%)
EBITDA/Interest Expense (LTM)	5.7	5.7	28.8%	28.8%

INCOME STATEMENT                                                                                                                          Oct.-Dec. '03 vs.      Jan.-Dec. '03 vs.
(Thousands of Pesos as of Dec. 2003 except per Unit data)            Oct.-Dec. '03         Jan.-Dec. '03          Oct.-Dec. '02           Jan.-Dec. '02

Net Sales	862,753	3,424,926	2.3%	4.8%
Cost of goods sold	(577,314)	(2,236,376)	5.7%	8.6%
Gross Income	285,438	1,188,549	(4.0%)	(1.6%)
Operating Expenses	(251,075)	(959,388)	8.6%	6.8%
Operating income	34,364	229,162	(48.0%)	(26.0%)
Integral Cost of Financing	(22,262)	(111,923)	4.4%	(33.5%)
Interest Expense	(20,430)	(79,854)	(14.5%)	(30.4%)
Interest Income	2,236	8,286	(23.0%)	3.8%
Foreign Exchange Gain (Loss)	(23,716)	(91,527)	35.9%	(20.9%)
Monetary Effect	19,648	51,171	14.9%	(5.8%)
Other Items	1,454	(8,201)	(143.0%)	(38.2%)
Income Tax and Employee Profit Sharing	25,078	(21,105)	244.2%	(14.4%)
Deferred Income Tax	15,762	(25,726)	(68.0%)	(385.1%)
Minority Income	6,530	29,989	(16.3%)	52.5%
Net Majority Income	47,865	32,217	(46.9%)	(65.4%)
Weighted Average Number of Units Outstanding (Thousands)	48,600	49,555	(11.7%)	(13.3%)
EP UNIT (as traded in the BMV)	0.98	0.65	(39.8%)	(60.0%)
EP ADR (as traded in the NYSE)	4.92	3.25	(39.8%)	(60.0%)

BALANCE SHEET                                                                                                       Dec. 2003 vs.
(Thousands of Pesos as of Dec. 2003)                                                  Dec. '03              Dec. 2002

Current Assets	1,385,290	2.7%
Cash Equivalents	51,049	(45.4%)
Fixed Assets	1,966,173	6.4%
Other non-current Assets	94,767	28.1%
TOTAL ASSETS	3,446,229	5.3%
Short-term Bank Debt	385,969	38.4%
Other short-tern Liabilities	403,140	(13.4%)
Long-term Bank Debt	972,419	(4.0%)
Deferred Taxes	442,623	27.9%
Other long-term Liabilities	-	-
TOTAL LIABILITIES	2,204,152	4.6%
Majority Shareholders Equity	998,439	5.2%
Minority Interest	243,638	13.6%
TOTAL SHAREHOLDERS' EQUITY	1,242,077	6.8%

Note: Pursuant to Bulletin B15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from January '03 to December '03 was 6.82% compared to the inflation for the same period of 3.98%.